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                                                                 Exhibit (a)(4)



                 METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.




June 30, 2003





Dear Metric Partners Growth Suite Investors, L.P. Unit holder:

        In connection with the tender offer made by Kenneth Nelson, we previously advised you that the Partnership intended to file a lawsuit against Mr. Nelson requesting the Court to enjoin Mr. Nelson's offer and his consent
solicitations.   On May 28, 2003, the Partnership filed its lawsuit in the
United States District Court, Northern District of California, in San Francisco, California. On June 3, 2003 the Partnership filed an ex-parte application for a temporary restraining order with respect to the tender offer and the consent solicitations. A hearing on the motion was held by the Court on June 20, 2003. At the hearing the Court found that Mr. Nelson's tender offer and consent solicitations violated the provisions of the Partnership's Partnership Agreement that required a written request of Unit holders holding at least 10 percent of the Partnership's Units to call for a vote of the Unit holders.

        On June 27, 2003 the Court issued a formal order enjoining Mr. Nelson from taking any further action in support of his tender offer and consent solicitations except that he is permitted to attempt to convene a vote of limited partners in accordance with the terms of the Partnership's Partnership Agreement.

        The Partnership has filed with the Securities and Exchange Commission an amendment to its Recommendation Statement on Schedule 14D-9 in light of the above development. A copy of the Partnership's complaint against Mr. Nelson, the ex-parte application for the temporary restraining order, the Memorandum of Points and Authorities in support of the ex-parte application, and the Court's June 27, 2003 order have been filed as exhibits to the Schedule 14D-9 amendment. A copy of Amendment No. 1 to the Partnership's Schedule 14D-9 (including the exhibits to the Amendment) may be obtained from our information agent, Georgeson Shareholder, or at the website of the Securities and Exchange Commission at www.sec.gov.







      One California Street, Suite 1400 -- San Francisco, CA 94111-5415



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If you have any questions, please contact our information agent, Georgeson
Shareholder (toll-free) at (800) 849-6648.

                                        Sincerely,

                                        METRIC PARTNERS GROWTH SUITE
                                        INVESTORS, L.P.,
                                        a California Limited Partnership,

                                        By:     Metric Realty,
                                        an Illinois general partnership,
                                        its Managing General Partner

                                        By:     SSR Realty Advisors, Inc.,
                                        a Delaware corporation,
                                        its Managing General Partner


                                        By: /s/ Herman H. Howerton

                                                Herman H. Howerton
                                                Its Managing Director, General
                                                Counsel